Mail Stop 4561

December 17, 2008

Francis F. Lee
Chief Executive Officer
Synaptics Incorporated
3120 Scott Blvd.
Santa Clara, CA 95054

> **Re:** **Synaptics Incorporated**
> **Registration Statement on Form S-3**
> **Filed November 21, 2008**
> **File No. 333-155582**
>
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 27, 2008**
> **File No. 000-49602**

Dear Mr. Lee:

We have limited our review of the above-referenced filings to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Incorporation of Certain Information by Reference, page 3

1.   Please incorporate by reference the Form 8-K filed on July 31, 2008 or tell us why you are not required to do so. See Item 12(a)(2) of Form S-3.

Part II

Item 17. Undertakings, page 40

2.   Please tell us why you have included the undertakings in Item 512(i) of Regulation S-K which do not appear to apply to your Rule 415 offering.

Exhibit 5.1

3.   The limitations on reliance appearing on the last page of the opinion are not appropriate because stockholders must be able to rely on the opinion. Please provide a revised opinion that removes these limitations on reliance.

4.   The legality opinion expresses its opinion as to "the Delaware General Corporation Law." Please have revise the legality opinion to state that the opinion's reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Also, we note that the legality opinion is limited to the federal laws of the United States and the laws of Arizona and Delaware, but the indenture filed as Exhibit 4.6 is governed by New York law. Please revise the opinion to make clear that counsel's opinion is based upon the law governing the security in question.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 9A. Controls and Procedures, page 55

5.   We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures "are effective to ensure that information required to be disclosed by us in this report was recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms for this report." Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act are accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

6.   We note your statement that on page 56 that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level. See Section II.F.4 of

Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Your responsive amendments should also include marked copies of the amended filings that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (602) 445-8100
       Robert S. Kant, Esq.
       Greenberg Traurig, LLP